UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 23, 2013

Commission file number:

1-14251

SAP AG

(Exact name of registrant as specified in its charter)

SAP CORPORATION

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBITS	3
SIGNATURES	4
EXHIBIT INDEX	5
Exhibit 99.1

SAP AG

FORM 6-K

On April 22, 2013, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), filed a quarterly report with Deutsche Boerse AG for the first quarter ended March 31, 2013 (the “Quarterly Report”). The Quarterly Report is attached as Exhibit 99.1 hereto and incorporated by reference herein.

This Quarterly Report discloses certain non-IFRS measures. These measures are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. The non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with IFRS.

Please refer to Explanations of Non-IFRS Measures online (www.sap.com/about/investor/index.epx) for further information regarding the non-IFRS measures.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2012 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Quarterly Report dated April 22, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG
(Registrant)

By:	/s/ Christoph Huetten
Name: Dr. Christoph Huetten
Title: Chief Accounting Officer

By:	/s/ Sonja Simon
Name: Sonja Simon
Title: Head of Group Accounting and Reporting

Date: April 23, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Quarterly Report dated April 22, 2013

5